SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

27 February 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

27 February 2015

LLOYDS BANKING GROUP - SUMMARY REMUNERATION ANNOUNCEMENT

This announcement is to provide details of upcoming remuneration disclosures for the Group, including salary, bonus, Long-Term Incentive Plan (LTIP) awards and Fixed Share Awards for Persons Discharging Managerial Responsibility (PDMRs).  Where awards have not yet been made, estimates have been provided.  A statement will be provided to the market following the actual awards in the normal way.

The Group believes in pay for performance and providing a competitive package that allows us to attract and retain the key talent necessary to deliver the strategy set by the Board, and in ensuring that fixed and variable remuneration costs are properly managed.

When determining any colleague reward proposal, the key consideration for the Remuneration Committee is how to ensure an individual's reward package reflects our focus on our customers, and our support for the UK economy, while ensuring awards are aligned to shareholder interests.

Lord Blackwell, the Group's Chairman said:
"The Group believes that rewards should be strongly linked to successful performance.  The awards announced today properly recognise the tremendous achievements over the last few years to transform the business whilst taking appropriate account of past shortfalls in business conduct.

"In 2011 this business was still at significant risk. Today it is a low risk, low cost, customer-focused UK retail and commercial bank that is once again providing real support to the UK economy.  In addition, taxpayers have started getting their money back and today we have announced our intention to pay our first dividend in over six years benefitting nearly 3 million shareholders directly and many others through their pension funds.  We are dedicated to using this renewed strength to build a bank that delivers great service and great value to its customers."

2014 LLOYDS BANKING GROUP PERFORMANCE

The successful delivery of the 2011-2014 Strategy enabled the Group to achieve a number of key objectives during 2014:
• Underlying profit increased by 26 per cent to £7.8 billion.
• On a statutory basis, the Group reported a 325 per cent increase in profit before tax to £1.8 billion.
• Our CET1 capital ratio is up 250bps in 2014 to 12.8 per cent (post-dividend) - the strongest level amongst major UK banks.
• The growth and support we have provided to the UK economy continued into 2014, as we grew lending to our key customer segments - including a 5 per cent increase in SME lending.
• The Group sold 38.5 per cent of TSB via a well-received Initial Public Offering with a subsequent sale of a further 11.5 per cent stake bringing the Group's holding down to 50 per cent.

•      Overall this has enabled the UK government to reduce its shareholding to 23.9 per cent (at 20 February 2015) through the second successful sale of part of its stake in March and the launch of a pre-agreed trading plan in        December.

As a result of the successful delivery of our Strategy, and the continued strong performance in 2014, the Board has recommended today that we resume dividend payments, with a payment of 0.75 pence per share to our shareholders for 2014.

As part of the Group's goal to be the best bank for customers, we reward our colleagues in a way that recognises the very highest expectations in respect of conduct and customer treatment whilst continuing to be mindful of the economic environment.  Key remuneration decisions also take into consideration the views of our major shareholders and other stakeholders.

The remuneration outcomes set out below reflect the Group's preference for a high proportion of awards to be delivered in shares, deferred where appropriate and with the potential for clawback to be applied, aligning the interests of senior executives with those of shareholders and customers.

This announcement should be read in conjunction with the disclosures in the 2014 Annual Report and Accounts scheduled for publication in March 2015.

2014 GROUP ANNUAL BONUS

The Group's bonus outcome (excluding TSB) has been determined by reference to risk-adjusted performance and the views of key stakeholders. Material adjustments have been made to the outcome in 2014 (as in 2013) to reflect the impacts of legacy items. Discretionary annual bonus awards of £369.5 million will be made for 2014 (3.6 per cent lower than 2013 after adjusting for TSB). The aggregate bonus awards as a percentage of pre-bonus underlying profit before tax has reduced from 6 per cent in 2013 to 4.5 per cent.

For Executive Directors, awards are determined in the same way as employees across the Group by reference to performance. Annual bonus awards are deferred into shares under the Lloyds Banking Group Deferred Bonus Plan (Deferred Bonus Plan) and subject to performance adjustment and clawback. Information regarding the performance of the Executive Directors in 2014 can be found in the Annual Report and Accounts scheduled for publication in March 2015.

Group Chief Executive

The Group Chief Executive, António Horta-Osório, is expected to receive a Deferred Bonus Award in the amount of 535,083(1) ordinary shares of the Group of 10 pence each (Shares).  The share price will be determined by the average of the closing share price of the 5 trading days prior to the date of the award.  The Deferred Bonus Award is subject to performance adjustment and forfeiture provisions, is deferred for five years and subject to clawback for seven years from the date of award.  The release of the Shares is subject to an additional condition that either the share price must remain above 75.5 pence on average for any 126 consecutive trading days in the five years following grant or the UK government sells 100 per cent of its shareholding during the three years following grant.  If either condition is met earlier than the third anniversary of grant, vesting will still only occur on the third anniversary.  The award will be subject to a further holding period following vesting such that, in any event, the award will release no earlier than five years after grant.  If neither of the conditions has been met by the fifth anniversary of grant, the Deferred Bonus Award will lapse entirely.

(1)  Based on an assumed share price of 79.24 pence. The actual number of shares awarded will be determined by the average of the closing share price of the five trading days prior to the date of award.    The number of shares shown is the net amount, after deductions for income tax and NIC.

Executive Directors

The Executive Directors, George Culmer and Juan Colombás are each expected to be granted a Deferred Bonus Award.  The Deferred Bonus Awards are subject to deferral until at least March 2017.  These Deferred Bonus Awards are subject to performance adjustment throughout the deferral period and clawback for at least 7 years.

Name	Number of Shares Awarded(1)(2)
Juan Colombás	312,951
George Culmer	331,751

(1)  Based on an assumed share price of 79.24 pence. The actual number of shares awarded will be determined by the average of the closing share price of the five trading days prior to the date of award.
(2)  The number of shares shown is the net amount, after deductions for income tax and NIC.

Other Members of the Group Executive Committee

In line with the Remuneration Code, a maximum of 40 per cent of any 2014 bonus award for other members of the Group Executive Committee can be paid in 2015. Of this, £2,000 is paid in March, with the balance delivered in Shares in June and September.  The remaining 60 per cent is deferred into Shares until at least March 2016. All these awards are subject to performance adjustment throughout the deferral period and clawback for at least 7 years.

Name	Number of Shares Awarded(1)(2)
Andrew Bester	333,089
Alison Brittain	307,206
António Lorenzo	287,811
Vim Maru	286,269
David Nicholson	78,924
David Oldfield	183,900
Miguel-Ángel Rodríguez-Sola	280,988
Toby Strauss	93,656
Matt Young	239,966

(1)  Based on an assumed share price of 79.24 pence. The actual number of shares awarded will be determined by the average of the closing share price of the five trading days prior to the date of award.
(2)  The number of shares shown is the net amount, after deductions for income tax and NIC.

Deferred Bonus Awards for 2011 performance

Deferred Bonus Awards are due to be released in 2015 which relate to Group and individual performance in the performance year 2011. As part of the Group's deferral policy a proportion of the Shares are released over three years to 2015, being received in tranches in March and September.

The Group expects that, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below will receive in 2015 the number of Shares (for no payment) as set out by their name, split between releases in March and September.

The Group Chief Executive declined a bonus award in respect of the 2011 performance year.

Name	Shares
Juan Colombás	236,160
Alison Brittain	319,957
António Lorenzo	236,160
Vim Maru	61,270
David Oldfield	34,031
Toby Strauss	79,736
Miguel-Ángel Rodríguez-Sola	242,252
Matt Young	84,815

Deferred Bonus Awards for 2012 and 2013 performance

The Board has decided to freeze the release of Shares in respect of Deferred Bonus Awards from 2012 and 2013 for all members of the Group Executive Committee and for some other senior executives until the conclusion of an ongoing and previously disclosed FCA enforcement investigation into PPI complaint handling.

We are working with the regulator to resolve these issues and we continue to ensure our customers' complaints are addressed efficiently and fairly.

The Board believes this is a responsible, precautionary and prudent approach, as it wants to retain flexibility to consider the release of Shares under these Deferred Bonus Awards at the conclusion of the investigation.

2015 Executive Director Base Salaries

There is no Base Salary increase proposed for the Group Chief Executive.

Salary increases of 2.5 per cent on average have been applied across the Group. Salary increases of 2.0 per cent are proposed for the Chief Financial Officer and the Chief Risk Officer.  Salaries with effect from 1 January 2015 will therefore be as follows:

António Horta-Osório	£1,061,000
Juan Colombás	£724,200
George Culmer	£734,400

Fixed Share Awards in 2015

After the settlement of income tax liabilities and national insurance contributions, Shares are due to be acquired on behalf of the PDMRs as listed in the table below in respect of each quarter.

The Shares will be held on behalf of the PDMRs and will be released over five years, with 20 per cent being released each year on the anniversary of the award.

Group Chief Executive and Executive Directors

Name	Quarterly Share Award(1)
António Horta-Osório	150,492
Juan Colombás	83,105
George Culmer	84,275

Other Members of the Group Executive Committee

Name	Quarterly Share Award(1)
Andrew Bester	81,934
Alison Brittain	81,934
António Lorenzo	76,784
Vim Maru	67,888
David Nicholson	46,819
David Oldfield	67,888
Miguel-Ángel Rodríguez-Sola	68,473
Toby Strauss	67,888
Matt Young	58,524

(1)  Based on a share price of 79.24 pence. The actual number of shares awarded will be determined by the share price on the date of award.

Release of long-term awards made in March 2012

The Group has performed strongly over the performance period of the 2012 Long Term Incentive Plan (LTIP) awards, transforming the business for the benefit of our shareholders.  During the performance period of the plan (from 1 January 2012 to 31 December 2014), the Group's share price increased by 193 per cent from 25.91 pence to 75.82 pence.  This compares to an average increase of 31 per cent over the same period for FTSE 350 banks.

The scale of the challenge was set out in stretching targets of the 2012 LTIP as approved by the Remuneration Committee and our shareholders.  The value of these awards reflects not only the achievement of targets, but also the increase in share price from 34.786 pence at the time of grant to the current value of 79.24 pence, in line with the increase realised by shareholders.

At the end of the performance period, it has been assessed that these awards will vest at 96.6 per cent of maximum, as detailed in the table below:

	Weighting	Threshold	Maximum	Actual Performance	Weighted Payout
Economic Profit(1)	30%	£225m	£2,330m	£2,094m	26.6%
Absolute TSR	30%	12%	30%	30.2%	30.0%
% Short-term funding	10%	20%	15%	7.0%	10.0%
Non-core assets	10%	£95bn	£80bn	£47.1bn	10.0%
Net simplification benefits run-rate (£m)	10%	£1,500m	£1,800m	£2,042m	10.0%
Customer satisfaction (FCA reportable banking complaints per '000 a/c)(2)	10%	1.5	1.3	1.2	10.0%
Total					96.6%

(1)  Economic profit threshold and maximum targets were initially set at £160 million and £1,653 million respectively. These were subsequently increased by the Committee.
(2)  Average over three year performance period of the plan.

The Group expects that, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below will receive in March the number of Shares as set out by their name, following the partial vesting of long-term awards made in March 2012.

Name(1)	Shares
António Horta-Osório	4,937,885
Juan Colombás	2,122,701
George Culmer	2,384,313
Alison Brittain	2,318,083
António Lorenzo	2,172,375
Vim Maru	735,899
David Nicholson	1,324,618
David Oldfield	607,116
Miguel-Ángel Rodríguez-Sola	975,066
Toby Strauss	1,738,562
Matt Young	1,324,618

(1)  Andrew Bester joined the Group in July 2012 and therefore did not receive a 2012 LTIP award.

Long Term Incentive Plan - 2015 grants

Awards are expected to be made in March under the Group's LTIP. The LTIP awards will vest in 2018 subject to the satisfaction of stretching performance targets.  Executive Directors and members of the Group Executive Committee are required to hold the Shares which vest for a further two years.

Name	Maximum Number of Shares Awarded(1)(2)		Expected Value(4)
António Horta-Osório	4,618,879	(3)	£1,830,000
Juan Colombás	2,464,033		£976,250
George Culmer	2,498,738		£990,000
Andrew Bester	2,650,176		£1,050,000
Alison Brittain	2,429,328		£962,500
António Lorenzo	2,276,627		£902,000
Vim Maru	827,107		£327,700
David Nicholson	1,388,187		£550,000
David Oldfield	2,012,872		£797,500
Miguel-Ángel Rodríguez-Sola	2,030,224		£804,375
Toby Strauss	2,012,872		£797,500
Matt Young	1,735,234		£687,500

(1)  Based on a share price of 79.24 pence. The actual number of shares awarded will be determined by the average of the closing share price of the five trading days prior to the date of award.
(2)  Vesting in 2018 subject to the satisfaction of stretching performance targets.
(3)  Based on Mr Horta-Osório's 'reference salary' of £1,220,000.
(4)  The values for the LTIP awards are shown at an expected value of 50 per cent of maximum value and before deduction of income tax and NIC. The actual vesting value will depend on the achievement of performance conditions and the share price at the date of vesting. These awards are subject to clawback for at least 7 years after award.

Shareholding Requirement

The Group Chief Executive is required to build up a shareholding of a value of 200 per cent of base salary and Fixed Share Award by 31 December 2016.  The requirement for other Executive Directors is 150 per cent and for members of the Group Executive Committee is 100 per cent by 31 December 2016 or three years from the date of appointment to the Group Executive Committee, whichever is later. The following table sets out the shareholding as at 31 December 2014 in absolute terms.

Name	Shareholding at 31 December 2014(1)
António Horta-Osório(2)	6,204,884
Juan Colombás	3,637,025
George Culmer	5,692,439
Andrew Bester	1,648,659
Alison Brittain	1,879,283
António Lorenzo	4,160,754
Vim Maru	1,300,550
David Nicholson	738,745
David Oldfield	422,332
Miguel-Ángel Rodríguez-Sola	4,194,309
Toby Strauss	1,384,839
Matt Young	1,053,613

(1)  Includes shares owned outright and options which are vested but unexercised.
(2)  Of the shareholding at 31 December 2014, 1,299,696 shares were acquired independently (rather than through remuneration plans).

Shown below are the disclosures of the eight highest paid senior executives, Pillar 3 and Executive Director total remuneration. These are prepared on different bases as required by relevant regulations or to provide consistency with prior disclosures. Further information is shown in the footnotes to each disclosure.

Emoluments of the eight highest paid senior executives(1)

The following table sets out the emoluments of the eight highest paid senior executives (excluding Executive Directors) in respect of the 2014 performance year.

	Executive
	8	7	6	5	4	3	2	1
	£000	£000	£000	£000	£000	£000	£000	£000
Fixed
Cash based	400	400	766	500	919	664	754	700
Share based	200	280	410	350	406	459	218	490
Total fixed	600	680	1,176	850	1,325	1,123	972	1,190
Variable
Upfront cash	2	2	2	2	2	2	2	2
Deferred cash	0	0	0	0	0	0	0	0
Upfront shares	238	46	167	142	55	171	56	183
Deferred shares	360	72	253	216	85	259	39	277
Long term incentive plan	880	1,980	1,458	1,980	2,599	3,248	3,733	3,466
Total variable pay	1,480	2,100	1,880	2,340	2,741	3,680	3,830	3,928
Pension cost	100	100	151	125	142	164	188	245
Total remuneration	2,180	2,880	3,207	3,315	4,208	4,967	4,990	5,363

(1)  Variable pay in respect of performance year 2014. LTIP values shown reflect awards for which the performance period ended on 31 December 2014. Includes members of the Group Executive Committee and Senior Executive level colleagues.

Analysis of High Earners by Band

The following table sets out the numbers of 2014 Code Staff in each remuneration bracket, as required by Pillar 3 disclosures:

Number of Code Staff Paid €1 million(1)(2) or more for 2014	December 2014 Code Staff(3)
€1m - €1.5m	27
€1.5m - €2m	9
€2m - €2.5m	0
€2.5m - €3m	7
€3m - €3.5m	1
€3.5m - €4m	4
€4m - €4.5m	0
€4.5m - €5m	0
€5m - €5.5m	0
€5.5m - €6m	0
€6m - €6.5m	1
Total	49

(1)  Converted to Euros using the exchange rate €1 = £0.8074.
(2)  Values for LTIP awards based on an expected value of 50 per cent of maximum value.
(3)  Total number of Code staff earning more than €1 million has increased from 27 in 2013 to 49 in 2014. This is due to (1) the change in the EBA definition of Material Risk Taker, which has resulted in the number of Code Staff increasing from 140 in 2013 to 213 in 2014 and (2) the strengthening of Sterling against the Euro.

2014 Executive Director Remuneration Outcome Table

We have performed strongly in 2014, delivering substantial improvements in profitability while at the same time continuing to address historical legacy issues. As outlined in the annual report and elsewhere in this announcement, in terms of financial performance, our underlying profit increased by 26 per cent, driven by an increase in net interest income, further reduced costs and lower impairments.  We have also delivered strongly against many of our key strategic goals, with continued delivery of simplification cost savings, reduction in risk and the successful completion of the TSB IPO during the year.

The following table summarises the total remuneration delivered during 2014 in relation to service as an Executive Director.

	António Horta-Osório		George Culmer		Juan Colombás(6)		Totals
£000	2014	2013	2014	2013	2014	2013	2014	2013
Base salary	1,061	1,061	720	720	710	58	2,491	1,839
Fixed Share Award	900	-	504	-	497	-	1,901	-
Benefits	119	113	40	37	60	15	219	165
Pension allowance(1)	568	568	180	286	173	14	921	868
Other remuneration(2)	1	173	301	301	-	2	302	476
Annual bonus(3)	800	1,700	496	910	468	78	1,764	2,688
Long-term incentive(4) (vested)	7,383	3,128	3,565	-	3,174	41	14,122	3,169
Conditional pension buy-out(5)	712	732	-	-	-	-	712	732
Total remuneration	11,544	7,475	5,806	2,254	5,082	208	22,432	9,937
Less: Buy-out amounts	(712)	(904)	(300)	(300)	-	(2)	(1,012)	(1,206)
Total remuneration less buy-outs	10,832	6,571	5,506	1,954	5,082	206	21,420	8,731
(1)  Following changes to the amount of tax relief available on pension contributions in each year, Directors may elect to receive some or all of their allowances as cash. Note that the amount for 2013 in respect of George Culmer includes £106,000 carried over from 2012 and delivered in 2013.
(2)  Other remuneration payments comprise contractual cash payments to George Culmer as part of the buyout of benefits from his previous employer and income from all employee share plans, which arises through employer matching or discounting of employee purchases up to a maximum of £960 per annum.
(3)  In addition to deferral and performance adjustment, the Group Chief Executive's bonus will only vest if the Group's share price remains above 75.5 pence on average for any 126 consecutive trading days in the five years following grant or the UK government sells 100 per cent of its shareholding in the Group at any time during the three years following grant. If either condition is met earlier than the third anniversary of grant, vesting will still only occur on the third anniversary. The award will be subject to a further holding period following vesting such that, in any event, the award will release no earlier than five years after grant.
(4)  The vesting of the 2012 long-term incentive plan was confirmed by the Remuneration Committee at its meeting on 25 February 2015. The closing share price on that date of 79.24 pence has been used to calculate the value. The shares were awarded in 2012 based on a share price of 34.786 pence.
(5)  The Group Chief Executive has a conditional unfunded pension commitment, subject to share price performance. This was a partial buyout of a pension forfeited on joining from Santander. It is an unfunded unapproved retirement benefit scheme (UURBS). The UURBS provides benefits on a defined benefit basis at a normal retirement date of 65. The UURBS applies for a maximum of six years following the commencement of employment and the maximum allowance over that period is 26.5 per cent of the higher of the Group Chief Executive's base salary and reference salary in the 12 months before retirement or leaving, subject to performance conditions. No additional benefit is due in the event of early retirement. The rate of pension accrual in each year depends on share price conditions being met. An annual pension entitlement of £36,600 was accrued in 2014.
(6)  Amounts shown for 2013 reflect the period from 29 November 2013 when Juan Colombás was appointed as an Executive Director. Total remuneration for 2013 was £3,193,000. Under terms agreed when joining the Group, the Chief Risk Officer is entitled to a conditional lump sum benefit of £718,996 either (i) on reaching normal retirement age unless the Chief Risk Officer voluntarily resigns or is dismissed for cause, or (ii) on leaving due to long-term sickness or death.

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                  +44 (0) 20 7356 1571
Interim Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Young                                                                             +44 (0) 20 7356 2231
Group Corporate Affairs Director
Email: matt.young@lloydsbanking.com

Ed Petter                                                                               +44 (0) 20 8936 5655
Media Relations Director
Email: ed.petter@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments, fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; pandemic, natural and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities in the UK, the European Union (EU), the US or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal proceedings, regulatory or competition investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 27 February 2015